This merger described in this press release involves securities of a foreign company. This  merger is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this press release has been prepared in accordance with generally accepted Japanese accounting standards and may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and some or all of its officers are residents of a foreign country. You may not be able to sue a foreign company or its officers in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase securities otherwise than under the merger, such as in open market or privately negotiated purchases.

July 31, 2012
Company name:	Sankyo-Tateyama Holdings, Inc.
Representative:	Masakazu Fujiki, Chief Operating Officer
(Code number: 3432, First Section of the Tokyo Stock Exchange)
Inquiries:	Hideki Matsuda, General Manager Corporate Planning Department
(TEL 0766-20-2502)

To whom it may concern

Notice Regarding the Execution of the Merger Agreement with our
Consolidated Subsidiary Sankyo Tateyama, Inc.

Sankyo-Tateyama Holdings, Inc. (the “Company”) hereby provide that the meeting of the Board of Directors held today passed a resolution on the merger (the “Merger”) of the Company with its wholly owned subsidiary Sankyo Tateyama, Inc. (“Sankyo Tateyama”) on December 1, 2012 with Sankyo Tateyama as the surviving company, and that a merger agreement was executed.

Hereafter, the Company will obtain approval for the merger agreement at the ordinary general meeting of shareholders scheduled to be held on August 30, 2012, the Company will be delisted as of November 28, 2012 (last share transaction will be on November 27, 2012), and Sankyo Tateyama, the surviving company, is scheduled for listing on the Tokyo Stock Exchange on December 1, 2012.

1.           Purpose of Merger

The Company was established as the holding company for the Sankyo Tateyama Group (the “Group”) in December 2003. Subsequently, the Group’s subsidiaries were reorganized into three companies through measures such as mergers of subsidiaries and company splits to bring out the Group’s collective strengths, and by  redistributing the Group’s resources and strengthening its business base, each group company has been separately managing the building materials business, the materials business, and the commercial facilities business, respectively.  Through these reorganization activities, the Group has worked to expand its business and improve the technical capabilities of each company by striving to develop expertise through the separate management of each business, and has been able to achieve a certain degree of achievement, including establishing its brand.

In order to achieve the growth strategy for the future called “Long-term VISION-2020” announced on July 12, 2011, the Group has reorganized to bring together its collective strengths while making the most of each group company’s abilities to successfully perform their respective businesses, and has been creating a structure where it can proactively invest the Group’s resources into international business expansion and growing business fields such as those driven by environmental technologies, while further streamlining and enhancing management of the Group.

Sankyo Tateyama, Inc. was established through the merger of three subsidiaries on June 1, 2012, to align with the beginning of the Group’s new mid-term management plan, and the Merger with Sankyo Tateyama as the surviving company will be carried out as the next stage of the reorganization.

2.           Merger Outline

(1)     Merger schedule
Board of Directors resolution for the commencement of merger preparations	November 8, 2011
Record date for the ordinary general meeting of shareholders	May 31, 2012
Board of Directors resolution for merger	July 31, 2012
Execution of merger agreement	July 31, 2012
Ordinary General meeting of shareholders for approval of merger	August 30, 2012 (scheduled)
Delisting date	November 28, 2012 (scheduled)
Scheduled date of merger (effective date)	December 1, 2012 (scheduled)
Note: Sankyo Tateyama plans to carry out the simplified merger procedures pursuant to the provisions of Article 796(1) of the Companies Act which provides that approval of the merger agreement may be obtained without a general meeting of shareholders.

(2)     Merger method
Dissolution of the Company in an absorption-type merger with Sankyo Tateyama (a wholly owned subsidiary of the Company) as the surviving company.

(3)     Details of allocation

Company name	Sankyo Tateyama	The Company
Ratio of merger	1	0.1
Note:	(i)	Approach for calculating details of merger allocation
Through the Merger, the Group currently headed by the Company will be headed by Sankyo Tateyama, the surviving company, and shareholders of the Company will be allocated shares of Sankyo Tateyama.  However, since Sankyo Tateyama, the surviving company, is a wholly owned subsidiary of the Company and the Merger is just a reorganization of the Group, no assets, etc. held by either of the companies will be transferred to any third party outside the Group, and the Group’s current structure will continue to be maintained after the Merger.  Furthermore, as only shareholders of the Company will become shareholders of Sankyo Tateyama by the Merger and shareholders of the Company will be allotted shares of Sankyo Tateyama, the current shareholder structure of the Company will be maintained after the Merger.  On this basis, the above merger ratio has been determined taking into account facts such as that the total number of issued and outstanding shares of the Company (324,596,314 shares of stock) and Sankyo Tateyama (31,554,629 shares of stock) differ and Sankyo Tateyama shares will not be allotted for treasury shares held by the Company.
In connection with the Merger, it is planned that shareholders of the Company who hold fewer than 10 shares of common stock of the Company and would consequently be allotted less than one share of common stock of Sankyo Tateyama will constitute approximately 1% of the total number of shareholders of the Company.  Sankyo Tateyama plans to provide these shareholders with cash equal to the fractional units pursuant to the provisions of Article 234 of the Companies Act and other related laws.  Furthermore, pursuant to the provisions of Article 194 of the Companies Act and the Company’s Articles of Incorporation, if desired by the shareholders, they are ensured of the opportunity to avoid being allocated the fractional units by compelling the Company to sell the number of shares necessary to achieve a whole unit with respect to shares for which they only have fractional units.  This demand must be made no later than 11 business days before the effective date of the Merger.
(ii)	Sankyo Tateyama shares held by the Company
Sankyo Tateyama shares held by the Company will become treasury shares held by Sankyo Tateyama, but upon the Merger, Sankyo Tateyama will provide these shares to shareholders of the Company in lieu of issuing new shares.
(iii)	Share unit systems of the Company and Sankyo Tateyama
Under the Company’s share unit system, 1,000 shares constitute one unit, while in Sankyo Tateyama’s share unit system, 100 shares constitute one unit.  Although the Company and Sankyo Tateyama have share unit systems with differing numbers of shares constituting one unit, as one share of Sankyo Tateyama will be allocated for 10 shares of the Company in the Merger, as discussed above, there will be no substantial change to investment units in connection with the Merger.  Moreover, as shares of Sankyo Tateyama allotted for shares of the Company in the Merger are scheduled for listing on the first section of the Tokyo Stock Exchange and are expected to be tradable on securities exchanges, it is expected that there will be no substantial change to the liquidity of shares for shareholders of the Company after the Merger.

Although less than one unit of shares cannot be traded on securities exchanges, shareholders of the Company who are provided with less than one unit of Sankyo Tateyama shares (less than 100 shares of stock) may, pursuant to the provisions of Article 192(1) of the Companies Act, demand that Sankyo Tateyama purchase the fractional units.  Furthermore, pursuant to the provisions of Article 194 of the Companies Act and the Company’s Articles of Incorporation, the shareholders may compel the Company to sell the number of shares necessary to achieve a whole unit with respect to shares for which they only have fractional units (“Demand for Sale”).  However, the Demand for Sale may not be granted if the total number of shares demanded exceeds the number of treasury shares held by Sankyo Tateyama.
(iv)	Treatment of fractional units
In accordance with the provisions of Article 234 of the Companies Act and other related laws, Sankyo Tateyama will pay shareholders of the Company who are allocated fractional units of common stock of Sankyo Tateyama cash equal to the fractional units pursuant to the provisions of Article 234 of the Companies Act and other related laws, by selling the number of common stock of Sankyo Tateyama that would equal the total number of such fractional units. (Upon the sale, if there are fractional units that don’t total one share, this amount shall be rounded down).

(4)     Handling of share options and bonds with share option in connection with the merger
Not applicable.

3.           Outline of Parties to the Merger (as of May 31, 2012)
(1)Trade name	Sankyo-Tateyama Holdings, Inc. (Dissolved company after the merger)	Sankyo Tateyama, Inc.* (Surviving company after the merger)
(2)Location of head office	70 Hayakawa, Takaoka City, Toyama, Japan	70 Hayakawa, Takaoka City, Toyama, Japan
(3)Name and title of representative	Masakazu Fujiki Chief Operating Officer	Masakazu Fujiki Chief Operating Officer
(4)Content of business
Management of Sankyo-Tateyama Holdings Group (subsidiaries and Group companies which develop, manufacture, process and sell aluminum building materials for residences and buildings, materials products, and products related to commercial facilities, etc.) and operation of related businesses.

1.    Development, manufacture and sale of building materials for buildings, building materials for residences and exterior building materials; manufacture and sale of rolled and processed aluminum and other metal products.
2.    Casting, extrusion and processing of aluminum and magnesium products and the sale of the same.
3.    Sale of general purpose display equipment for stores, manufacture and sale of standard and other sign-boards, and maintenance of stores and related facilities.

(5)Capital	¥15,000 million	¥15,000 million
(6)Date established	December 1, 2003	June 20, 1960
(7)Total number of issued and outstanding shares	324,596,314 shares of stock	31,554,629 shares of stock
(8)Date of fiscal year closing	May 31	May 31
(9)Number of employees	166 (non-consolidated)	4,658 (non-consolidated)
(10)Important business partners	Not applicable to a pure holding company.	(Suppliers) Sumika Alchem Co., Ltd; Sumitomo Chemical Co., Ltd.; Itochu Metals Corporation (Customers) Sumitomo Forestry Co., Ltd; Sumikeisho Co., Ltd.; Sumikin Bussan Corp.
(11)Important banking partners	Sumitomo Mitsui Trust Bank, Limited The Hokuriku Bank, Ltd.	Sumitomo Mitsui Trust Bank, Limited The Hokuriku Bank, Ltd.

(12) Major shareholders and their	Sumitomo Chemical Co., Ltd.	7.08%	Sankyo-Tateyama Holdings, Inc.	100％
shareholding ratios	Sankyo-Tateyama Employee Shareholder Organization	3.71%
	Sankyo-Tateyama Shareholder Organization	3.23%
	Sumitomo Mitsui Trust Bank, Limited	3.08%

(13) Relationships between the parties	Capital relationship	The Company holds 100% of the issued and outstanding shares of Sankyo Tateyama which is a wholly owned subsidiary of the Company.
	Personal relationships	Officers of the Company also serve as officers of Sankyo Tateyama.
	Transactional relationship	The Company is a pure holding company of Sankyo Tateyama.
	Whether the parties qualify as related parties	Sankyo Tateyama is a consolidated subsidiary of the Company and qualifies as a related party.

*The current trade name is listed since the trade name was changed from Sankyo Tateyama Aluminum, Inc. to Sankyo Tateyama, Inc. due to the amendment to its Articles of Incorporation as of June 1, 2012.

(14)                Results for the past three years

(million yen, except as otherwise noted)
	Sankyo-Tateyama Holdings, Inc. (Consolidated)			Sankyo Tateyama, Inc. (Non-consolidated)
Accounting period	Year ended May 2010	Year ended May 2011	Year ended May 2012	Year ended May 2010	Year ended May 2011	Year ended May 2012
Net assets	48,320	48,210	54,209	41,699	40,412	42,777
Total assets	218,482	212,172	212,862	168,630	150,765	151,116
Net assets per share (¥)	151.48	151.17	170.22	152.54	147.84	1,355.65
Net sales	257,402	260,978	272,554	184,066	181,008	185,258
Operating profit	4,784	7,906	10,398	2,564	3,955	4,511
Ordinary profit	3,391	6,410	9,037	1,102	3,374	3,320
Net profit for the period	2,047	635	4,609	150	(2,122)	1,725
Net profit per share for the current period(¥)	6.75	2.02	14.72	0.55	(7.76)	54.67
Dividend per share (¥)	－	－	2.00	－	－	22.00

Note:
Sankyo Tateyama, Inc. conducted a reverse stock-split at a ratio of 8.663 shares of common stock for one share as of May 31, 2012, and net assets per share, net profit per share, and dividend per share for the period have been calculated as if such reverse stock-split had been conducted at the start of the fiscal year ended May 2012.

4.           Status after Merger (Planned)
(1)Trade name	Sankyo Tateyama, Inc.
(2)Content of business
1.    Development, manufacture and sale of building materials for buildings, building materials for residences and exterior building materials; manufacture and sale of rolled and processed aluminum and other metal products.
2.    Casting, extrusion and processing of aluminum and magnesium products and the sale of the same.
3     Sale of general purpose display equipment for stores, manufacture and sale of standard and other sign-boards, and maintenance of stores and related facilities.

(3)Location of head office	70 Hayakawa, Takaoka City, Toyama, Japan
(4Name and title of representative	Masakazu Fujiki, Chief Operating Officer
(5)Capital	¥15,000 million
(6)Net assets	(Not determined)
(7)Total assets	(Not determined)
(8)Date of fiscal year closing	May 31

5.	Summary of Accounting Treatment
The Merger falls under a transaction under common control provided in the Accounting Standard for Business Combinations (ASBJ Statement No. 21, December 26, 2008) and Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures (ASBJ Guidance No. 10 (Revised December 26, 2008)).

6.	Outlook
Sankyo Tateyama is a wholly owned subsidiary of the Company, and the merger will not impact the Company’s consolidated results.

-End-